UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMMERSION CORPORATION

(Full Name of Registrant)

N/A

(Former Name if Applicable)

2999 N.E. 191st Street, Suite 610

(Address of Principal Executive Office (Street and Number))

Aventura, FL 33180

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Immersion Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2025 (the “Form 10-Q”), within the prescribed time period, without unreasonable effort or expense.

As previously reported by the Company in its Current Reports on Form 8-K filed on July 30, 2025, and September 9, 2025, in July 2025, certain information regarding the recording of cost of digital sales was brought to the attention of the management of Barnes & Noble Education, Inc. (“Barnes & Noble Education” or “BNED”), which is a consolidated subsidiary of the Company. BNED’s management promptly informed the Audit Committee of the BNED Board of Directors (the “BNED Audit Committee”), which caused the BNED Audit Committee to commence an internal investigation with the assistance of outside counsel and advisors.

On July 30, 2025, the Company filed a Form 12b-25 notifying the United States Securities and Exchange Commission (the “SEC”) that the Company would be unable to timely file its Annual Report on Form 10-K for the fiscal year ended April 30, 2025. On September 9, 2025, the Company filed a Current Report on Form 8-K announcing that on September 8, 2025, the Board of Directors (the “Board”) of the Company concluded that the Company’s previously-issued unaudited interim condensed consolidated financial statements for the fiscal third quarter and nine months ended January 31, 2025; the fiscal second quarter and six months ended October 31, 2024; and the second quarter and six months ended June 30, 2024, contained in its Quarterly Reports on Form 10-Q (the “Non-Reliance Periods”), as well as its disclosures related to such financial statements, including any reports; earnings releases; investor presentations; and related communications issued by or on behalf of the Company with respect to the Non-Reliance Periods (the “Previously Issued Financial Information”), should no longer be relied upon. The determination by the Board was made upon the recommendation of the Audit Committee of the Board (the “Audit Committee”) and after consultation with the Company’s management team.

As a result, the Company expects to restate the financial statements for the Non-Reliance Periods (the “Restatement”), which will be corrected within its Annual Report on Form 10-K for the fiscal year ended April 30, 2025, when filed. However, the final determination regarding the scope of any such Restatement will depend on the completion of the Audit Committee's review, in connection with the BNED Audit Committee’s review, and the ongoing work of the Company and its independent registered public accounting firm. The Company is also evaluating potential accounting adjustments for BNED unrelated to the investigation that could impact the Non-Reliance Periods. It is possible that the magnitude of such a Restatement may change as additional items may be identified as this work is completed.

As a result of the ongoing review of the Audit Committee, in connection with the BNED Audit Committee’s review and the Company’s work with respect to the Restatement, the Company is unable to complete the financial reporting process and preparation of its unaudited condensed consolidated financial statements for the fiscal quarter ended July 31, 2025, and does not currently expect to file the Quarterly Report on Form 10-Q within the five-day extension period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company’s ability to complete its financial reporting process and preparation of the Company’s unaudited condensed consolidated financial statements for the fiscal quarter ended July 31, 2025, continues to depend on the progress of and ultimate conclusion of the investigation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Michael Dodson	(408)	467-1900
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐  Yes ☒ No

(a)
Immersion’s Annual Report on Form 10-K for the fiscal year ended April 30, 2025 has not been filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In June 2024, the Company acquired a controlling interest in Barnes & Noble Education. BNED is one of the largest contract operators of physical and virtual bookstores for college and university campuses and K-12 institutions across the United States. BNED is also one of the largest textbook wholesalers and inventory management hardware and software providers. The financial results of Barnes & Noble Education have been included in our consolidated financial statements since the acquisition date of June 10, 2024.

The following financial information for the fiscal quarter ended July 31, 2025, is preliminary, unaudited, and subject to change. The Company does not expect the investigation to impact total revenues, which are estimated to be approximately $292.5 million for the fiscal quarter ended July 31, 2025, compared to $99.4 million for the second quarter ended June 30, 2024, an increase of $193.1 million. The change in the Company’s revenues for the fiscal quarter ended July 31, 2025, compared to the second quarter ended June 30, 2024, are primarily due to the inclusion of Barnes & Noble Education’s financial results for the whole fiscal quarter ended July 31, 2025.

Given the ongoing investigation, the Company is unable to conclude as to whether there will be significant changes in the results of operations for the fiscal quarter ended July 31, 2025, compared to the second quarter ended June 30, 2024.

The Company did not recast the unaudited interim condensed consolidated financial statements for the three months ended July 31, 2024 because the financial reporting processes in place at that time included certain procedures that were completed only on a quarterly basis. Consequently, to recast this period would have been impractical and would not have been cost-justified. Due to the change in our fiscal year end, the second quarter ended June 30, 2024, is the most comparable period previously reported.

Forward-Looking Statements

Statements in this filing about the Company that are not historical facts are forward-looking statements based on our current expectations and estimates. These forward-looking statements are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. Our current expectations may not prove to be accurate. The words “estimates,” “expects,” “anticipates,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future results. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Immersion Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 16, 2025	By:	/s/ J. Michael Dodson
J. Michael Dodson Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).